November 15, 2007

BY EDGAR TRANSMISSION

Paul Cline
Senior Accountant	For Use of the
Division of Corporation Finance	Commission Only
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549-1004

RE:	Bay Banks of Virginia, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 23, 2007
File No. 000-22955

Dear Mr. Cline:

Bay Banks of Virginia, Inc. (the “Company”) has received your letter dated November 8, 2007 regarding the Company’s most recently filed Form 10-K. In order to allow the Company ample time to gather the original supporting documentation for branches acquired in 1994 through 2000, we request a 30 day extension of time to respond to the comment set forth in your letter.

If you have any questions concerning the foregoing request, please do not hesitate to contact me or the Company’s Principle Financial Officer, Deborah M. Evans, at (804) 435-1171.

Thank for your assistance in this matter.

Yours truly,

/s/ Austin L. Roberts, III
Austin L. Roberts, III President and Chief Executive Officer